July 22, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attention: Michelle Stasny, Esq.

Re:	Daimler Retail Receivables LLC (cik: 0001463814) Registration Statement on Form SF-3 File No. 333-232590

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern time) on July 26, 2019, or as soon thereafter as is practicable.

Very truly yours,

DAIMLER RETAIL RECIVABLES LLC

By:	/s/ Steven C. Poling
Name:	Steven C. Poling
Title:	Assistant Secretary